EXHIBIT 12—COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

	Year Ended December 31,

	1999	1998	1997	1996	1995

	(Unaudited)
	(In millions, except for ratios)

Fixed Charges:

Interest expense, including amortization of debt issuance costs	$61.7	$44.8	$9.0	$0.3	$1.6

Estimated interest portion of rents	12.0	4.7	3.2	1.5	0.1

Capitalized interest	8.5	3.8	0.2	—	—

Preferred stock dividend	—	—	12.0	17.9	13.6

Gross-up of preferred stock dividend as if it were pre-tax	—	—	6.8	10.1	7.7

Total fixed charges as defined	82.2	53.3	31.2	29.8	23.0

Earnings:

Income from continuing operations before income tax expense	183.4	5.6	94.2	98.3	118.0

Total fixed charges as defined	82.2	53.2	31.2	29.8	23.0

Fixed charges not deducted in the determination of income from continuing operations before income tax expense	(8.5)	(3.8)	(19.0)	(28.0)	(21.3)

Total earnings as defined	$257.1	$55.0	$106.4	$100.1	$119.7

Ratio of Earnings to Fixed Charges	3.13	1.03	3.41	3.36	5.21

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